UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

**Pursuant To Section 13 or 15 (d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)   October 31, 2007

CNB CORPORATION
(Exact name of registrant as specified in its charter)

South Carolina	**000-24523**	**57-0792402**
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

P.O. Box 320, Conway, South Carolina	**29528**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(843) 248-5721**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 2 - FINANCIAL INFORMATION

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On October 31, 2007 CNB Corporation mailed to shareholders its quarterly shareholder financial report which discloses the results of operations of the Company for the nine-month period ended September 30, 2007 and September 30, 2006 and the financial condition of the Company as of September 30, 2007 and September 30, 2006.

The financial report is attached hereto as Exhibit 99.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(C) Exhibits

   99   September 30, 2007 Financial Report mailed to shareholders October 31, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

November 1, 2007   CNB Corporation

                                                   /s/L. Ford Sanders, II
                                                   L. Ford Sanders, II
                                                   Executive Vice President,
                                                   Treasurer and Chief Financial Officer